September 24, 2020

VIA EDGAR AND EMAIL

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention: Stacie Gorman

Re:	Acceleration Request of Healthcare Trust, Inc.

Registration Statement on Form S-11 (File No. 333-248826)

CIK No. 0001561032

Dear Ms. Gorman:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Healthcare Trust, Inc., a Maryland corporation (the “Company”), hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 4:00 p.m., Washington, D.C. time, on September 25, 2020, or as soon thereafter as practicable.

Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Proskauer Rose LLP, by telephoning Michael Choate at (312) 962-3567.

Thank you for your attention to this matter.

Very truly yours,

HEALTHCARE TRUST, INC.

By:	/s/ Edward M. Weil, Jr.

            Edward M. Weil, Jr.

            Chief Executive Officer and President

cc:	James A. Tanaka, AR Global

Michael J. Choate, Proskauer Rose LLP

Daniel L. Forman, Proskauer Rose LLP